Exhibit 99.4

This announcement does not constitute a public offer for ordinary shares and/or global depository shares in the capital of Zentiva N.V. No offer is or will be extended to the United States, Canada and Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

Sanofi-aventis Announces Success

of Zentiva Offer

•	All Conditions to Offer Fulfilled

•	Sanofi-aventis to hold 94% of share capital after settlement on March 11, 2009

•	Accelerated expansion in emerging markets

Paris, France—February 25, 2009—Sanofi-aventis announced today that all conditions to the Offer made by its subsidiary sanofi-aventis Europe have been successfully fulfilled.

Sanofi-aventis welcomes the successful results of this offer. Zentiva constitutes an exceptional opportunity to accelerate the expansion of the Group’s presence in emerging markets. Sanofi-aventis intends for Zentiva to become a platform for further growth in the Central and Eastern European (CEE) markets, Turkey and Russia.

Following the acquisition of Zentiva, the sanofi-aventis Group will be the eleventh global generic player on the basis of pro forma 2008 sales.

Chris Viehbacher, CEO of sanofi-aventis said : “This operation is a typical example of the kind of acquisition that I want our company to make, as part of our efforts to diversify and strengthen our business in areas where there are attractive growth opportunities. I am very enthusiastic about this opportunity, which is another step towards our ambition to become a global healthcare leader.”

***

Sanofi-aventis Europe received qualifying acceptances of the Offer in relation to 27,388,049 ordinary shares (including shares held in the form of global depositary shares) of Zentiva, corresponding to 70% of the outstanding share capital and voting rights of Zentiva. The Offer’s minimum tender condition of 10,339,203 shares has therefore been fulfilled. Following settlement, and including the shares already held by sanofi-aventis Europe prior to the Offer, sanofi-aventis Europe expects to hold around 94% of the outstanding share capital and voting rights of Zentiva.

On the basis of the previously announced competition law clearances from the competent authorities of the European Union, Turkey, Russia and Ukraine and in the absence of any corporate decision in violation of Article 4 (v) of the Offer Memorandum, sanofi-aventis Europe has determined that all other offer conditions have also been satisfied.

As a result of the satisfaction of all the conditions of the Offer, the agreements on the purchase of ordinary shares and global depositary shares of Zentiva entered into through the tendering shareholders’ acceptances of the Offer have become effective.

The settlement of the Offer will occur on March 11, 2009.

Shareholders are reminded that for shares and global depositary shares to be validly transferred, the requirements set down in Section 10 of the Offer memorandum must be followed. The Offer Memorandum can be found on a dedicated page of the website www.sanofi-aventis.com. Shareholders are therefore strongly advised to contact the financial intermediary with whom their securities are deposited without delay, and ensure that the required steps are taken on their behalf.

***

In case of questions regarding the settlement of the Offer:

•	in relation to ordinary shares, please contact:

WOOD & Company Financial Services, a.s.

Palladium

Náměstí Republiky 1079/1a

110 00 Praha 1

Czech Republic

Tel.: +420 222 096 111

Fax.: +420 222 096 222

Settlement:

Jana Svobodová

E-mail: jana.svobodova@wood.cz

•	in relation to global depositary shares, please contact:

The Bank of New York Mellon

101 Barclay Street

New York, NY 10286

Contact: Dorothy Huttner

Tel: + 1 212.815.2141

Fax.: + 1 212.571.3050

Email: dorothy.huttner@bnymellon.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Zentiva N.V.

Zentiva N.V. is an international pharmaceutical company focused on developing, manufacturing and marketing modern generic pharmaceutical products. The Company has leading positions in the pharmaceutical markets in the Czech Republic, Slovakia, Romania, and Turkey and is growing rapidly in Poland, Russia, Bulgaria, Hungary, the Ukraine and the Baltic States.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’s annual report on Form 20-F for the year ended 31 December 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.